Exhibit 99.2

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
Assets
Current assets
Cash and cash equivalents	1,990	3,130	2,419
Accounts receivable	-	24	19
Deposits, prepayments and other receivables	67	184	141
Total current assets	2,057	3,338	2,579

Non-current assets
Property and equipment, net	537	527	407
Intangible assets	73	97	74
Right-of-use asset	-	28	22
Total non-current assets	610	652	503
Total Assets	2,667	3,990	3,082

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	1,274	802	620
Bank borrowings	10	14	11
Lease liabilities	-	28	22
Amount due to director	218	2	1
Income tax payable	8	-	-
Total current liabilities	1,510	846	654

Non-current liabilities
Bank borrowings	388	378	292
Total Liabilities	1,898	1,224	946

Commitments and contingencies	-	-	-

Shareholders’ Equity
Ordinary share, par value US$0.00225, 10,222,222,222.22 shares authorized, 37,777.78 shares issues and outstanding *	- **	- **	- **
Additional paid-in capital	2,137	7,514	5,805
Retained earnings (Accumulated losses)	(1,361)	(4,746)	(3,667)
Forex reserve	(7)	(2)	(2)
Total Shareholders’ Equity	769	2,766	2,136

Total Liabilities and Shareholders’ Equity	2,667	3,990	3,082

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering, (ii) the 1:200 share subdivision and 5,000,000 share surrender approved on October 2, 2024, (iii) the 15 for 1 reverse share split effected on February 12, 2026, and (iv) the 30 for 1 reverse share split effected on May 4, 2026.

**	Below S$1,000/US$1,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
Revenues	2,162	2,045	1,580
Cost of revenues	(1,538)	(1,599)	(1,236)
Gross profit	624	446	344
Operating expenses
Selling and distribution expenses	(205)	(296)	(229)
General and administrative expenses	(763)	(3,586)	(2,770)
Total operating expenses	(968)	(3,882)	(2,999)

Loss from operations	(344)	(3,436)	(2,655)

Other income (expense)
Interest income	- **	20	16
Interest expense	(11)	(6)	(5)
Government grants	91	12	10
Rental income	16	16	12
Total other income, net	96	42	33

Loss before income tax	(248)	(3,394)	(2,622)

Income tax benefit	-	9	7

NET LOSS	(248)	(3,385)	(2,615)

Other comprehensive income
Foreign currency adjustments	-	5	12

TOTAL COMPREHENSIVE LOSS	(248)	(3,380)	(2,603)

Earnings (Loss) per ordinary share
Basic and diluted	(30.26)	(3.66)	(2.83)

Weighted average number of ordinary shares
Basic and diluted*	8,197	924,803	924,803

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering, (ii) the 1:200 share subdivision and 5,000,000 share surrender approved on October 2, 2024, (iii) the 15 for 1 reverse share split effected on February 12, 2026, and (iv) the 30 for 1 reverse share split effected on May 4, 2026.

**	Below S$1,000/US$1,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares			Additional	Retained Earnings/
	Number of Shares*	Amount		Paid-in Capital	(Accumulated Losses)	Translation reserve	Shareholders’ equity
		S$		S$’000	S$’000	S$’000	S$’000
Balance as of January 1, 2025	33,334	-	**	11	4	-	15
Share issued during the year	4,444	-		2,126	-	-	2,126
Net loss	-	-		-	(1,365)	-	(1,365)
Foreign currency translation	-	-		-	-	(7)	(7)

Balance as of December 31, 2025	37,778	-	**	2,137	(1,361)	(7)	769

Balance as of January 1, 2026	37,778	-	**	2,137	(1,361)	(7)	769
Share issued during the year	1,280,964	-		5,377	-	-	5,377
Net loss	-	-		-	(3,385)	-	(3,385)
Foreign currency translation	-	-		-	-	5	5
Balance as at June 30, 2026	1,318,742	-	**	7,514	(4,746)	(2)	2,766

	Ordinary Shares			Additional	Retained Earnings/
	Number of Shares*	Amount		Paid-in Capital	(Accumulated Losses)	Forex reserve	Shareholders’ Equity
		US$		US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2026	37,778	-	**	1,664	(1,060)	(6)	598
Share issued during the year	1,280,964	-		4,141	-	-	4,141
Net loss	-	-		-	(2,615)	-	(2,615)
Foreign currency translation	-	-		-	8	4	12

Balance as of June 30, 2026	1,318,742	-	**	5,805	(3,667)	(2)	2,136

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering, (ii) the 1:200 share subdivision and 5,000,000 share surrender approved on October 2, 2024, (iii) the 15 for 1 reverse share split effected on February 12, 2026, and (iv) the 30 for 1 reverse share split effected on May 4, 2026.

**	Below S$1,000/US$1,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
Cash Flows From Operating Activities:
Net loss	(248)	(3,385)	(2,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	49	51	40
Interest expense	10	5	4
Interest on lease liability	1	1	1
Interest income	- *	(20)	(16)

Changes in operating assets and liabilities:
Accounts receivable	(40)	(24)	(19)
Deposits, prepayments and other receivables	(145)	(117)	(89)
Accounts payable and accrued liabilities	119	(472)	(372)
Income tax payable	-	(8)	(6)
Net cash used in operating activities	(254)	(3,969)	(3,072)

Cash Flows From Investing Activities:
Interest income	- *	20	16
Purchase of property and equipment	- *	(10)	(8)
Purchase of intangible asset	(31)	(36)	(28)
Net cash used in investing activities	(31)	(26)	(20)

Cash Flows From Financing Activities:
Amount due from (to) director	530	(216)	(169)
Proceeds from issuance of share capital	-	5,377	4,141
Repayment of bank borrowings	(57)	(6)	(7)
Interest paid on bank borrowings	(10)	(5)	(4)
Principal payment of lease liabilities	(18)	(19)	(15)
Payment of interest on lease liabilities	(1)	(1)	(1)
Net cash provided by financing activities	444	5,130	3,945

Effects of exchange rate changes on cash and cash equivalents	-	5	17

Net changes in cash and cash equivalents	159	1,135	853
Cash and cash equivalents at beginning of the period	315	1,990	1,549
Cash and cash equivalents at end of the period	474	3,130	2,419

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(11)	(6)	(5)
Cash paid for income tax	-	(8)	(6)
Interest income received	-	20	16

*	Below S$1,000/US$1,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 AND 2025

Note 1. Organization, Description of Business

Fitness Champs Holdings Limited

Fitness Champs Holdings Limited was incorporated in the Cayman Islands on February 15, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation. The initial one share was transferred to Ms. Lee on the same date for cash at par.

Northen Star

On December 12, 2023, Northen Star was incorporated in the British Virgin Islands with limited liability. Northen Star is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00 each and the initial 1,000 shares were held by Ms. Lee.

Fitness Champs Pte Ltd

Fitness Champs Pte Ltd (“Fitness Champs”) was incorporated in Singapore on December 5, 2012. Fitness Champs is our indirect wholly-owned subsidiary and has an issued share capital of 10,000 shares, all of which are held by Northen Star Limited (“Northen Star”), our direct wholly-owned subsidiary following an internal group reorganization on June 19, 2024, whereby Ms. Lee transferred her entire shareholding interests in Fitness Champs of 10,000 shares to Northen Star. Fitness Champs carries on the business of sports education in the form of swimming lessons provided through government related contracts through Singapore’s national SwimSafer program.

Fitness Champs Aquatics Pte Ltd

Fitness Champs Aquatics Pte Ltd (“Fitness Aquatics”) was incorporated in Singapore on July 15, 2015. Fitness Aquatics is our indirect wholly-owned subsidiary and has an issued share capital of 1,000 shares, all of which is held by Northen Star, our direct wholly-owned subsidiary following an internal reorganization on June 19, 2024, whereby Ms. Lee transferred her entire shareholding interests in Fitness Aquatics of 1,000 shares to Northen Star. Fitness Aquatics provides sports education in the form of private swimming lessons.

Fitness Champs Excellence Sports Academy LLC

Fitness Champs Excellence Sports Academy LLC (“Fitness Academy”) was incorporated in United Arab Emirates on 30 October 2025. Fitness Aquatics is our wholly-owned subsidiary and has an issued share capital of 100 shares, all of which is held by Fitness Champs Aquatics Pte Ltd, our direct wholly-owned subsidiary. Fitness Academy provides sports education in the form of private swimming lessons.

Reorganization

On June 19, 2024, the initial one share of the Company was transferred by Ms. Lee to Big Treasure Investments Limited (“Big Treasure”) and each of Big Treasure, Biostar Developments Limited (“Biostar”), Easy Builder Limited (“Easy Builder”), Creative Path Holdings Limited (“Creative Path”), True Height Limited (“True Height”) and Fuji Investment Limited (“Fuji”) subscribed for 64,717; 4,440; 19,090; 4,900; 1,950; and 4,900 shares respectively for cash at par resulting in Big Treasure, Biostar, Easy Builder, Creative Path, True Height, and Fuji holding approximately 64.72%; 4.44%; 19.09%, 4.90%, 1.95% and 4.90%, respectively, of Fitness Holdings’ entire issued share capital (the “Restructuring”).

On the same day, and contemporaneous with the above transaction, Ms. Lee transferred her entire shareholding interests in Northen Star, being the 951 shares of Northen Star to Fitness Holdings and Fuji transferred its entire shareholding interest in Northen Star (being 49 shares of Northen Star) to Fitness Holdings. The consideration is settled by Fitness Holdings allotting and issuing one share to Big Treasure (as Ms. Lee’s nominee) and one share to Fuji, credited as fully paid. Following such issue, Fitness Holdings issued share capital would be 100,000 shares held as 64,719; 4,440, 19,090; 4,900; 1,950; and 4,901; by Big Treasure, Biostar, Easy Builder, Creative Path, True Height and Fuji, respectively.

On October 2, 2024, the Board of Directors approved a restructuring of the Company’s share capital in connection with its proposed initial public offering. The authorised share capital of the Company, previously consisting of 500,000,000 ordinary shares with a par value of US$0.001 each, was subdivided on a 1:200 basis into 100,000,000,000 ordinary shares of par value US$0.000005 each (the “Share Sub-Division”). Immediately following the Share Sub-Division, the shareholders surrendered an aggregate of 5,000,000 ordinary shares of par value US$0.000005, reducing the Company’s issued share capital from 20,000,000 shares to 15,000,000 shares.

The Restructuring is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Restructuring, which requires retrospective combination of the Company, Northen Star, Fitness Champs and Fitness Aquatics for all periods presented. The unaudited interim consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization as of December 31, 2023.

After the Restructuring, the Company wholly owns Northen Star, which is domiciled in the British Virgin Islands. Northen Star in turn wholly owns Fitness Champs and Fitness Aquatics, which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

On February 12, 2026, the board of directors approved a 15:1 reverse share split of our issued and authorized shares, such that the share capital of the Company will be US$500,000 divided into (a) 5,333,333,333.33 Class A Ordinary Shares of a nominal or par value of US$0.000075 each, (b) 666,666,666.66 Class B Ordinary Shares of a nominal or par value of US$0.000075 each, and (c) 666,666,666.66 preferred shares of a nominal or par value of US$0.000075.

On March 24, 2026, the board of directors approved a 30:1 reverse share split of our issued and unissued shares, to be effective on a date to be further determined by our board of directors, such that upon the reverse share split becoming effective, the share capital of our Company will become US$500,000 divided into (a) 177,777,777.78° class A ordinary shares of a nominal or par value of US$0.00225 each; (b) 22,222,222.22° class B ordinary shares of a nominal or par value of US$0.00225 each; and (c) 22,222,222.22° preferred shares of a nominal or par value of US$0.00225 each. On April 29, 2026, the board of directors have further resolved that the reverse share split will take effect on May 4, 2026.

On June 29, 2026, the shareholders approved an increase in the Company’s authorized share capital through the creation of 10,000,000,000 Class A ordinary shares and the adoption of the Amended and Restated Memorandum and Articles of Association. Accordingly, the Company’s authorized share capital was increased to US$23,000,000, divided into (a) 10,177,777,777.78 Class A ordinary shares, (b) 22,222,222.22 Class B ordinary shares, and (c) 22,222,222.22 preferred shares, each with a par value of US$0.00225 per share.

Corporate Structure

Details of the Company and subsidiaries as of June 30, 2026 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Fitness Champs Holdings Ltd	February 15, 2024	-	Cayman Islands	December 31	Investment holding
Northen Star Limited	December 12, 2023	100	British Virgin Islands	December 31	Investment holding
Fitness Champs Pte Ltd	December 5, 2012	100	Singapore	December 31	Principally engaged in the providing sport of swimming in public schools in Singapore
Fitness Champs Aquatics Pte Ltd	July 15, 2015	100	Singapore	December 31	Principally engaged in the providing sport of swimming for private sector students
Fitness Champs Excellence Sports Academy LLC	October 30, 2025	100	Dubai, United Arab Emirates	December 31	Principally engaged in the providing sport of swimming for private sector students

Note 2. Summary of Significant Accounting Policies

The accounting policies applied for the six months ended June 30, 2026 and 2025 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2024 and 2025, as described in those audited consolidated financial statements, except for the adoption of any new and amended accounting principles generally accepted in the United States of America (“US GAAP”) effective after the year ending December 31, 2025 which are relevant to the preparation of the June 30, 2026 unaudited interim consolidated financial statements.

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates and Assumptions

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and judgments.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2024 and 2025.

Basis of Consolidation

The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The unaudited interim consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for the year ended December 31, 2025 and six months ended June 30, 2025 and 2026. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The accompanying consolidated financial statements are presented in the Singapore Dollar (“S$”), which is the reporting currency of the Company. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the unaudited interim consolidated balance sheets, unaudited interim consolidated statements of operations and comprehensive income and unaudited interim consolidated statements of cash flows from S$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = S$1.2943, as set forth in the statistical release of the Federal Reserve System on June 30, 2026. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

Accounts Receivable

Accounts receivables include trade accounts due from customers in the sale of products and services.

Accounts receivables are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary.

The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at June 30, 2026 and 2025.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer & software	3 years
Fixtures and fittings	3 years
Leasehold industrial property	Over the remaining lease term
Renovations	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Expected useful life
Software	5 years
Student portfolio	2 years

Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment, right of use and intangible assets owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Revenue Recognition

The Company receives a certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue on a gross basis to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it satisfies a performance obligation by transferring control of promised goods or services to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation. The amount of revenue presented is the amount net of goods and service taxes and discounts and referral rebates.

(i) School-based Swimming Lessons

Revenue from school-based swimming lessons is recognized over time when the Group satisfies its performance obligation by conducting swimming classes to the student.

(ii) Private swimming lessons and aquatic sports

Revenue from private swimming lessons and aquatics sports is recognized over time when the Group satisfies its performance obligation by conducting swimming classes to the student.

(iii) Sales of merchandise

Revenue from sales of merchandise is recognized at a point in time when the Group satisfies its performance obligation by transferring the control of a promised merchandise to the customer.

(iv) Pickleball

Revenue from Pickleball is recognized over time when the Group satisfies its performance obligation by conducting pickleball classes to the student.

Government Grants

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled.

Selling and Distribution

Selling and distribution expenses include the costs of advertising, promotions and entertainment expenses.

Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the year ended December 31, 2025 and six months ended June 30, 2026, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited interim consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only three reportable segments. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Concentration of credit risk

Financial instruments consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2025 and 2026, cash and cash equivalents of S$474,000 and S$3,130,000 were maintained at financial institutions in Singapore, of which approximately S$474,000 and S$3,130,000 respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

Interest rate risk

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2025 and 2026, the borrowing interest rates were at the rate of 4.77% and at the rate of 1.45%, respectively. Interest rate risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of the change in market interest rates. The Company’s exposure to interest rates risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for the property loan. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Fair value measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our financial instruments: cash and cash equivalents, accounts receivable, amount due from director, accounts payable and accrued liabilities are approximated at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 3 – Disaggregation of revenue

	Six Months Ended June 30,
	2025	2026
	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of merchandise	4	4

Revenue recognition over time:
Swim fees	2,158	2,038
Pickleball	-	3
	2,162	2,045

Note 4 - Accounts receivable

As of December 31, 2025 and June 30, 2026, the Company’s accounts receivable amounted to S$nil and S$24,000, respectively.

For the year ended December 31, 2025 and financial six months ended June 30, 2026, the Company has not made the allowance for doubtful accounts and charged to the unaudited interim consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Note 5 - Deposits, prepayments and other receivables

At December 31, 2025 and June 30, 2026, deposits, prepayments and other receivables consisted of the following:

	December 31,	June 30,
	2025	2026
	S$’000	S$’000
Deposits	10	11
Prepayments	20	130
Other receivables	37	43
	67	184

Prepayments are costs incurred directly related to the proposed Public Offering and will be charged against the proceeds received upon completion of the offering, should the offering be unsuccessful, these deferred costs will be charged to the statement of operations.

Note 6 - Property and equipment, net

At December 31, 2025 and June 30, 2026, property and equipment consisted of the following:

	December 31,	June 30,
	2025	2026
	S$’000	S$’000
Computer and software	50	60
Furniture and fittings	11	11
Leasehold industrial property	535	535
Renovations	68	68
	664	674
Accumulated depreciation	(127)	(147)
Property and equipment, net	537	527

Leasehold Industrial Property under Operating Lease

The Company owns a leasehold industrial property which is included and classified under property and equipment, as it is not held for sale or for investment purposes. Although the property is currently leased to third parties under operating lease arrangements, its classification as property and equipment is appropriate under U.S. GAAP because the property is not held for capital appreciation or investment income, and rental activities are not part of the Company’s principal operations. The carrying value of the leased industrial property as of December 31, 2025 and June 30, 2026 is approximately S$500,000 and S$494,000.

Rental income recognized for the years ended June 30, 2025 and 2026 were S$16,000 and S$16,000, respectively.

Depreciation expenses for the six months ended June 30, 2025 and 2026 were approximately S$24,000 and S$20,000, respectively, recognize under general and administrative expenses.

Note 7- Intangible assets

Intangible assets consisted of the following:

	December 31, 2025	June 30, 2026
	S$’000	S$’000
At cost:
Purchase software	90	90
Less : Amortization	(17)	(26)
Total	73	64

Student Portfolio	-	36
Less : Amortization	-	(3)
Total	-	33

Grand total
Purchase software	73	64
Student Portfolio	-	33
	73	97

Amortization expense for the six months ended June 30, 2025 and 2026 were approximately S$8,000 and S$12,000, respectively, recognize under general and administrative expenses.

Note 8 - Right of use assets and operating lease liability

Operating lease

On December 8, 2023, the Company entered into a new lease agreement for a lease term of two years for an office in Singapore. The Company is committed to pay a total rental fee of approximately S$37,000 for the full lease term.

Operating leases are included in the right-of-use assets, other current liabilities and long-term lease liabilities on the unaudited interim Consolidated Balance Sheets. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company used a weighted average incremental borrowing rate of 5.25% to determine the present value of the lease payments. The weighted average remaining life of the lease was 1 year.

As of December 31, 2025, right-of-use assets were S$ Nil and lease liabilities were S$ Nil.

As of June 30, 2026, right-of-use assets were S$28,000 and lease liabilities were S$28,000.

Information pertaining to lease amounts recognized in the unaudited interim consolidated financial statements is summarized as follows:

	Operating leases
	S$’000
Six Months Ended June 30, 2026	28
Less: Imputed interest	-	*
Present value of operating lease liabilities	28

Operating lease liabilities – current	28

Note 9 - Accounts payable and accrued liabilities

At December 31, 2025 and June 30, 2026, accounts payable and accrued liabilities consisted of the following:

	December 31, 2025	June 30, 2026
	S$’000	S$’000
Accounts payable	16	34
Other payables	590	176
Accrued expenses	187	93
Deposits received	92	99
Deferred revenue	389	400
	1,274	802

Other payables comprise non-trade obligations, including wages payable and goods and services tax (“GST”) payable. These amounts are presented as current liabilities as they are expected to be settled within one year of the reporting date.

Deferred revenue is a contract liability that the Company is obligated to transfer services to customers for which the Company has received advance swimming fees from customers in the form of cash. The balance of “deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. services that have not yet been rendered. Once the service has been rendered, the amount in “deferred revenue” account is shifted to a revenue account.

Note 10 - Bank borrowings

At December 31, 2025 and June 30, 2026, bank borrowings consisted of the following:

	Term of	Annual	December 31	June 30
	repayments	interest rate	2025	2026
			S$’000	S$’000
Property loan (secured)	Within 27 years	3.75% (Dec 2025) 1.45% (June 2026)	398	392
Total:			398	392

Representing: -
Within 12 months			10	11
Between 2 – 3 years			11	30
Over 3 – 5 years			35	29
Over 5 years			342	322
			398	392

Term loan of S$500,000 was an unsecured borrowing from OCBC bank in 2020 with an annual fixed interest rate of 2.5%. The loan is for a period of 5 years up to 2025. This amount was used to finance the expansion of the business. The term loan has matured in June 30, 2025.

Mortgage loan of S$420,000 was a secured borrowing from OCBC bank in 2023. The loan is for a period of 27 years up to 2050 with an annual variable interest rate of 4.82%. The variable interest rate has been revised to 1.45% as at June 30, 2026 by OCBC bank. This amount was used to finance the purchasing of our office at 7030 Ang Mo Kio Avenue 5 #09-102 Singapore 569880.

The Company’s bank borrowings currently are guaranteed by a personal guarantee from Joyce Lee Jue Hui, director and shareholder of the Company.

Note 11 - Amount due to director

Amount due to director

The amount due to director pertains to shareholder loans provided by Ms. Lee to the company to fund the offering costs. The original loan amount was up to US$800,000 and was increased to up to US$1,000,000. The Company intends to repay the loan in full using proceeds from this offering, in accordance with the terms of the loan agreement. The loan is repayable upon the earlier of the listing of the Ordinary Shares on Nasdaq or March 31, 2025, and further extended to March 31, 2026. As of the date of this report, the outstanding balance has been fully repaid.

During the year ended December 31, 2025, the director provided additional advances to the Company amounting to S$730,000. These amounts are unsecured, interest-free and repayable on demand.

These related parties are controlled by the common shareholders of the Company.

Note 12 - Equity

Authorized Shares

The Company was established under the laws of the Cayman Islands on February 15, 2024, with authorized share capital of US$500,000 divided into 500,000,000 ordinary shares of par value US$0.001 each at the time of incorporation, reflecting the retrospective effect of the reorganization on February 15, 2024.

On June 29, 2026, the shareholders passed ordinary resolutions to increase the Company’s authorized share capital through the creation of 10,000,000,000 Class A ordinary shares and approved the adoption of the Amended and Restated Memorandum and Articles of Association. Accordingly, the Company’s authorized share capital was increased from US$500,000 to US$23,000,000, divided into (a) 10,177,777,777.78 Class A ordinary shares, (b) 22,222,222.22 Class B ordinary shares and (c) 22,222,222.22 preferred shares, each with a par value of US$0.00225 per share.

Issued and Outstanding Shares

On September 4, 2025, the Company completed the issuance of an additional 2,000,000 ordinary shares in connection with its initial public offering, resulting in a total of 17,000,000 ordinary shares issued and outstanding as of December 31, 2025.

On January 23, 2026, shareholders approved a re-designation of the Company’s authorized share capital into Class A ordinary shares, Class B ordinary shares, and preferred shares. Accordingly, the authorized share capital of US$500,000 was reclassified from 100,000,000,000 ordinary shares of par value US$0.000005 each into:

- 80,000,000,000 Class A ordinary shares of par value US$0.000005 each;

- 10,000,000,000 Class B ordinary shares of par value US$0.000005 each; and

- 10,000,000,000 preferred shares of par value US$0.000005 each.

The 17,000,000 issued and outstanding ordinary shares as of December 31, 2025 were re-designated on a one-for-one basis into 8,292,150 Class A ordinary shares (one vote per share) and 8,707,850 Class B ordinary shares (50 votes per share). No preferred shares were issued or outstanding.

On February 12, 2026, the Company effected a 15-for-1 reverse share split of its issued and authorized shares. As a result, the 17,000,000 ordinary shares outstanding immediately prior to the reverse share split were consolidated into 1,133,334 shares, consisting of 552,810 Class A ordinary shares and 580,524 Class B ordinary shares. Correspondingly, the Company’s authorized share capital was proportionately reduced, with the number of authorized shares adjusted from 100,000,000,000 shares to 6,666,666,667 shares, with no change in the aggregate authorized share capital of US$500,000 or the par value per share.

In accordance with ASC 260, all share and per share amounts presented in these financial statements have been retrospectively adjusted to reflect the 15-for-1 reverse share split.

On April 20, 2026, the Company issued 3,225,000 Class A ordinary shares in connection with the completion of its fund-raising exercise. As of May 12, 2026, the Company issued an aggregate of 808,334 Class A ordinary shares pursuant to the exercise of warrants. The warrants were exercised on a non-cash basis and no cash consideration was received by the Company.

On May 4, 2026, the Company effected a 30-for-1 reverse share split of its issued and authorized shares. As a result, the Company’s authorized share capital was adjusted from 6,666,666,666.67 shares with a par value of US$0.000075 each to 222,222,222.22 shares with a par value of US$0.00225 each, with no change in the aggregate authorized share capital of US$500,000.

Immediately following the reverse share split, the Company had 18,427 Class A ordinary shares and 19,350.78 Class B ordinary shares issued and outstanding, representing an aggregate of 37,777.78 shares outstanding.

On June 29, 2026, the shareholders passed ordinary resolutions to increase the Company’s authorized share capital through the creation of 10,000,000,000 Class A ordinary shares and approved the adoption of the Amended and Restated Memorandum and Articles of Association. Accordingly, the Company’s authorized share capital was increased to US$23,000,000, divided into (a) 10,177,777,777.78 Class A ordinary shares, (b) 22,222,222.22 Class B ordinary shares, and (c) 22,222,222.22 preferred shares, each with a par value of US$0.00225 per share.

In accordance with ASC 260, all share and per share amounts presented in these financial statements have been retrospectively adjusted to reflect the 30-for-1 reverse share split.

Note 13 – Revenue by segment

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Swim fees
2.	Sales of merchandise
3.	Pickleball

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit, as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

	For the Six Months Ended June 30, 2025
	Swim fees	Sales of merchandise	Pickleball	Total
	S$’000	S$’000	S$’000	S$’000
Revenue	2,158	4	-	2,162
Gross profit (loss)	628	(4)	-	624

	For the Six Months Ended June 30, 2026
	Swim fees	Sales of merchandise	Pickleball		Total
	S$’000	S$’000	S$’000		S$’000
Revenue	2,038	4	3		2,045
Gross profit (loss)	484	(38)	-	*	446

-*	Below S$1,000

Revenue by Geographic Segment

	For the Six Months Ended June 30,
	2025	2026
	S$’000	S$’000
Singapore	2,162	2,015
Dubai	-	30
	2,162	2,045

Note 14 - Income tax

The provision for income taxes consisted of the following:

	For the Six Months Ended June 30,
	2025	2026
	S$’000	S$’000
Current year income tax expense	-	-
Over-provision in prior year	-	(9)
Income tax benefit	-	(9)

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Fitness Champs Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Northen Star Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Dubai

Fitness Champs Excellence Sports Academy LLC is operating in Dubai and is subject to the Dubai tax law at the corporate tax rate at 9% on the assessable income arising in Dubai during its tax year.

As of June 30, 2026, the operation in Dubai incurred S$243,000 (2025: S$160,000) of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of S$22,000 (2025: S$160,000) on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Singapore

Fitness Champs Aquatics Pte Ltd and Fitness Champs Pte Ltd are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

As of June 30, 2026, the operation in Singapore incurred S$544,000 (December 31, 2025: S$918,000) of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carry forwards has no expiration.

The Company has provided for a full valuation allowance against the deferred tax assets of S$92,000 (December 31, 2025: S$156,000) on the expected future tax benefits from the net operating loss carry forwards as the management believes it is more likely than not that these assets will not be realized in the future.

No provision for income tax expenses as we did not have taxable profits for the six months ended June 30, 2025 and 2026.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the six months ended June 30, 2025 and 2026 are as follows:

	June 30, 2025	June 30, 2026
	S$’000	S$’000
Net loss before income taxes	(248)	(3,394)
Income tax expense at Cayman statutory rate	-	-
Effect of foreign tax rates	17%	17%
Income tax expense at statutory rate	(42)	(577)
Effect of lower tax rates in foreign jurisdictions	-	449
Tax effect on non-deductible expenses	-	14
Tax effect on non-taxable income	-	-
Corporate tax exemption	5	-
Over-provision in prior year	-	(9)
Unrecognized deferred tax asset	37	114
Income tax benefit	-	(9)

*	The Company has reconciled to the Singapore corporate income tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2026 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

Note 15 – Related party transactions

In the ordinary course of business, during the six months ended June 30, 2025 and 2026, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties, mainly the collection of fees on behalf of the related entities.

	June 30, 2025	June 30, 2026
	S$’000	S$’000
Nature of transactions
Director/Shareholder
- Reimbursement fund for expenses paid on behalf of the Company	12	(25)
- Other expenses paid on behalf by Joyce Lee Jue Hui	(10)	(6)
- Loan advance to the Company	(730)	-
- Repayment of loan	200	216

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

Note 16 - Concentrations and Risks

Concentrations

(a) Major customers

The Company does not have any significant concentrations of risk related to major customers. Given the dynamic nature of the business, the number of customers fluctuates frequently. Moreover, the individual impact of each customer on the business is minimal. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(b) Major vendors

Due to the nature of the business, we engage in a network of coaches to operate and run our swimming classes. This causes the impact of each coach to be minimal and we do not foresee extreme disruption in the business if some coaches decide to leave the business.

(c) Credit Risk

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral. The Company also considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2025, there were no outstanding trade receivables.

As of June 30, 2026, there was S$24,000 outstanding trade receivables, from four customers, representing 100% of the total net accounts receivable balance.

(d) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2025 and June 30, 2026, the borrowings comprising a property loan bearing an interest rate of 3.75% and 1.45% respectively.

(e) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate post higher or lower profit depending on the exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Note 17 - Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Company, there were no pending or threatened claims and litigation as of June 30, 2026 and through the date of the release of these unaudited interim consolidated financial statements.

Note 18 - Subsequent Events

The Company evaluated all events or transactions that occurred subsequent to June 30, 2026, through the date of release of these unaudited interim consolidated financial statements, and has determined that there are no subsequent events that require disclosure or recognition in the financial statement.